Mayer Brown LLP
1999 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel +1 202 263 3000
Main Fax +1 202 263 3300
November 27, 2013	www.mayerbrown.com

VIA EDGAR	Amy W. Pershkow
Direct Tel +1 202 263 3336
Mr. Larry L. Greene	Direct Fax +1 202 263 5336
Senior Counsel	apershkow@mayerbrown.com
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:                             RiverNorth Opportunities Fund, Inc. (f/k/a RiverNorth Tactical Opportunities Fund, Inc.) (the “Fund”)
File Numbers 811-22472 and 333-169317

Dear Mr. Greene:

On behalf of the Fund, this letter is in response to the comments you provided on November 13, 2013 regarding Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 that was filed on October 10, 2013.  Coincident with this letter, the Fund is filing Pre-Effective Amendment No. 3 to its registration statement on Form N-2 (the “Pre-Effective Amendment”), which addresses the comments you provided.  All capitalized terms not defined in this letter have the meanings set out in the Pre-Effective Amendment.

General

1.                                      Comment (Comment 4 in your letter dated December 6, 2010 and Comment 1 in your comments provided on October 20, 2011):  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In this connection, indicate whether FINRA has reviewed the payments by the adviser, or an affiliate, of marketing and structuring fees as discussed under the caption “Underwriters.”  Indicate also whether FINRA aggregated such payments with the sales load or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

Response:                                         As of the date of this letter, FINRA has not reviewed the terms of the underwriting agreement or the underwriting arrangements for the offering.  The Fund has not yet selected the underwriter and accordingly has not yet finalized the underwriting agreement or related arrangements.  Similarly, FINRA has not yet reviewed the payments by the adviser, or an affiliate, of marketing and structuring fees as discussed under the caption “Underwriters.” The Fund anticipates submitting the underwriting agreement and related payment arrangements to FINRA once the underwriter has been appointed and the agreement has been negotiated.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Prospectus

2.                                      Comment:  You posed a number of questions with respect to the Fund’s principal investment strategies:

i)                                         You asked whether the Fund will invest in any affiliated funds.

Response:                                         Yes, the Fund may invest in Underlying Funds that are advised, sponsored, distributed or administered by the Adviser, the Subadviser, or their respective affiliates.  Disclosure to this effect has been added to the prospectus in the Pre-Effective Amendment.

ii)                                      You asked that the Fund disclose whether or not the Fund will concentrate in closed-end funds or ETFs.

Response:                                         Although investment companies are not categorized as an industry under the Standard Industry Classification codes, the Pre-Effective Amendment includes disclosure regarding the risk to the Fund of investing at least 65% of its Managed Assets in closed-end funds and at least 80% of its Managed Assets in Underlying Funds.

iii)                                   You asked that the Fund disclose whether or not the Fund will favor any particular type or style of Underlying Fund.

Response:                                         The Fund will not favor any particular type or style of Underlying Fund.  In addition, the Pre-Effective Amendment includes additional investment parameters regarding various types of Underlying Funds.

iv)                                  You asked whether the Fund would be investing in funds that were not registered under the 1940 Act (e.g., hedge funds).  If so, you asked that the Fund disclose the maximum percentage that the Fund would invest in such unregistered funds, and reminded the Fund of the staff’s view that closed-end funds should invest no more than 15% of their assets in unregistered funds.

Response:                                         The Pre-Effective Amendment includes disclosure regarding investment in unregistered funds, and limits such investments to 10% of the Fund’s net assets.

v)                                     You asked that the Fund disclose that: (i) the Underlying Funds are not subject to the Fund’s investment policies and restrictions, (ii) any Underlying Funds that are unregistered funds are not subject to the restrictions of the 1940 Act, and (iii) the Fund does not receive information regarding the portfolio holdings of Underlying Funds other than information that is otherwise available to the public.

Response:                                         The Pre-Effective Amendment includes disclosure regarding the above risks, as well as certain additional risk disclosures regarding Underlying Funds and unregistered funds.

3.                                      Comment:  With respect to the “Use of Leverage” section in the summary prospectus, you asked the Fund to confirm its understanding that the Fund must set aside an appropriate amount of liquid assets in accordance with the SEC’s Investment Company Act Release No. 10666 (“Release No. 10666”), and also reminded the Fund of the SEC’s concept release concerning the use of derivatives by registered investment companies, Investment Company Act Release No. 29776 (the “Concept Release”).  You also cautioned that the Fund should be aware that the staff may issue future guidance on this point which may impact the Fund and its use of total return swaps.

Response:                                         The Fund confirms its understanding the SEC’s guidance in Release No. 10666 and in the Concept Release.

4.                                      Comment:  With respect to the “Non-Diversified Status” risk factor, you suggested certain modifications.

Response:                                         Since the time of the prior filing, the Fund has elected to be classified as a diversified fund. The Pre-Effective Amendment has been revised to reflect this change.

5.                                      Comment:  With respect to the “Auction Rate Securities Risks” risk factor, you inquired as to whether the sentence “The Fund and the Underlying Funds may invest in auction rate securities (“ARS”) issued by closed-end funds” (emphasis added) indicated that there was a possibility that there could be three levels of fund fees (i.e., the ARS issuer, the Underlying Fund, and RIV).  You asked that disclosure be added to address this possibility, if relevant.

Response:                                         The Pre-Effective Amendment modifies the sentence referenced above, and includes disclosure regarding the possibility of three levels of fund fees (e.g., if an Underlying Fund invests in other funds).

6.                                      Comment:  You noted that in the “Foreign Investing Risks” risk factor, the second sentence states that “These risks may be heightened in connection with investments in emerging or developing countries.”  You noted that the Fund’s principal investment strategies currently do not reference investments in emerging markets and asked that this risk be made consistent  with the principal investment strategies (i.e., either by adding language to the PIS, or by deleting the language from the risk factor).

Response:                                         The Pre-Effective Amendment includes additional disclosures regarding emerging markets investments and risks.

7.                                      Comment:  With respect to the “Short Sale Risks” risk factor, you asked what types of instruments the Fund and the Underlying Funds would be shorting—in other words, would they be shorting securities only, or also shorting derivatives or entering into other shorting transactions?

Response:                                         The Fund may short individual securities (including ETF shares).  The Fund also may enter into short futures positions on indices and U.S. Treasury securities.  The Pre-Effective Amendment includes disclosure regarding the Fund possibly entering into short futures positions.  As to the Underlying Funds, their practices (as publicly disclosed) vary as to shorting individual securities and entering into short derivatives positions.  The Pre-Effective Amendment includes disclosure to this effect.

8.                                      Comment:  With respect to footnote 6 that was added to the fee table (i.e., the footnote that includes a separate fee table showing the fees of the fund assuming no leverage), you commented that if the Fund will utilize leverage within the first year of operation, either the footnote should be deleted, or disclosure should be added stating that the unlevered fee table would not apply to the extent that the fund does utilize leverage.

Response:                                         The Pre-Effective Amendment includes additional disclosures regarding the relevance of the fees in footnote 6 (now numbered footnote 7) and in the fee table itself.

9.                                      Comment:  In the last paragraph under “Control Share Acquisitions” in the “Certain Provisions of the Fund’s Charter and By-Laws and of Maryland Law” section, the prospectus currently states that “The MGCL provides that the provisions with respect to a control share acquisition do not apply to a corporation, like the Fund, that is registered under the 1940 Act unless its board of directors adopts a resolution opting into such provisions.  The Fund’s Board of Directors has not yet adopted such a resolution.”   You requested that the Fund notify the staff if such a resolution is adopted by the Board.

Response:                                         The Fund undertakes to notify the staff if such a resolution is adopted by the Board.  (Please generally note that this section has also been revised to conform to the Fund’s Charter, as it has been revised.)

Statement of Additional Information

10.                               Comment (Comment 13 in your comments provided on October 20, 2011):  You had previously asked the Board to take care that the discussion captioned “Board Members and Officers” provides the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure, including why the structure is appropriate and the extent of the board’s risk oversight of the Fund, and the skills, qualifications or other materially significant information regarding board members.  See, Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Items 18.5 and 18.17.

Response:                                         The Pre-Effective Amendment includes updated director disclosures in accordance with the new proxy disclosure enhancements.

*                                         *                                         *

Please call me at (202) 263-3336 if you have any questions.

Very truly yours,

/s/ Amy W. Pershkow

Amy W. Pershkow

cc:                                Erin D. Nelson

Philip J. Niehoff